UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 2017

Commission File Number: 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

Tel No: (011 31 70) 377 9111

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SHELL DIVESTS OIL SANDS INTERESTS IN CANADA FOR NET CONSIDERATION OF $7.25 BILLION

THE HAGUE, 9 March 2017 – Royal Dutch Shell plc today announces the signing of two agreements by Shell Canada Energy, Shell Canada Limited and Shell Canada Resources (“Shell”) – which are detailed in this announcement – that will see Shell sell all of its in-situ and undeveloped oil sands interests in Canada and reduce its share in the Athabasca Oil Sands Project (AOSP) from 60 percent to 10 percent. Shell will remain as operator of AOSP’s Scotford upgrader and Quest carbon capture and storage (CCS) project.

Under the first agreement, Shell will sell to a subsidiary of Canadian Natural Resources Limited (“Canadian Natural”) its entire 60 percent interest in AOSP, its 100 percent interest in the Peace River Complex in-situ assets, including Carmon Creek, and a number of undeveloped oil sands leases in Alberta, Canada. The consideration to Shell from Canadian Natural is approximately $8.5 billion (C$11.1 billion), comprised of $5.4 billion in cash plus around 98 million Canadian Natural shares currently valued at $3.1 billion. Canadian Natural is one of Canada’s largest energy companies and a leader in the oil sands, with a market capitalisation of approximately $35 billion (C$46 billion).

Separately and under the second agreement, Shell and Canadian Natural will jointly acquire and own equally Marathon Oil Canada Corporation (“MOCC”), which holds a 20 percent interest in AOSP, from an affiliate of Marathon Oil Corporation for $1.25 billion each, to be settled in cash.

The combination of these transactions will result in a net consideration of $7.25 billion to Shell.

On completion of all transactions listed above, it is envisaged that Canadian Natural will be the operator of the AOSP upstream mining assets, and Shell will continue as operator of the Scotford upgrader and Quest CCS project, located next to the 100 percent Shell-affiliate owned Scotford refinery and chemicals plants. This arrangement is expected to allow Shell to maximise value in its competitive Canadian Downstream business and leverage proprietary technology. The transactions are expected to close mid-2017, subject to customary closing conditions and adjustments and regulatory approvals.

Shell Chief Executive Officer Ben van Beurden said: “This announcement is a significant step in re-shaping Shell’s portfolio in line with our long-term strategy. We are strengthening Shell’s world-class investment case by focusing on free cash flow and higher returns on capital, and prioritising businesses where we have global scale and a competitive advantage such as Integrated Gas and deep water. The proceeds will accelerate free cash flow and reduce gearing and make a meaningful contribution to Shell’s $30 billion divestment programme.”

Shell Canada President and Country Chair Michael Crothers said: “We are very proud of the oil sands and in-situ operations that our people have grown in Alberta over the past several decades. These assets are an excellent fit for Canadian Natural, a highly experienced oil sands developer.”

“Shell has been in Canada for more than 100 years and we plan to continue our presence as one of the country’s largest integrated energy companies. We are enhancing returns in our important Downstream business and leveraging our world-class manufacturing capabilities through the integration opportunities that come with continuing to operate the Scotford upgrader and Quest CCS project, located next to the Shell Scotford refinery and chemicals plants.”

In addition to the cash proceeds and Canadian Natural shares, the divestment includes additional intellectual property agreements valued at up to $285 million and a long-term supply agreement for the Scotford refinery. The transactions will potentially allow for additional cost reductions and continued value chain optimisation for Shell.

The transactions constitute a Class 2 transaction for the purposes of the UK Financial Conduct Authority’s Listing Rules. The net cash proceeds received from these transactions will be used to pay down debt. In the full year 2016, the assets being divested to Canadian Natural recorded profits before tax of negative $22 million with upstream production averaging around 160 thousand barrels per day. For the year ended 31 December 2016, reserves associated with the assets being divested to Canadian Natural were 2 billion barrels and the gross assets at that date were approximately $12 billion. The transactions are estimated to result in a post-tax impairment of $1.3 to $1.5 billion, subject to adjustments. Shell’s share position in Canadian Natural will be managed for value realization over time.

Shell and Canadian Natural have agreed that, subject to closing of the transactions and additional further conditions, Shell may swap its 50 percent purchased interest of MOCC for a 20 percent interest in assets of the Scotford upgrader and Quest CCS project. If the swap were to occur, Shell would fully exit AOSP’s mining operations and hold a 20 percent interest in the Scotford upgrader and Quest CCS project.

Shell retains significant operations in Canada that are not impacted by these transactions, including in Upstream shales with a large Duvernay and Montney acreage position; Downstream through chemicals, refining and marketing; and in Integrated Gas with the proposed LNG Canada project.

NOTES TO EDITORS

•	Prior to this announcement, the Athabasca Oil Sands Project (AOSP) was a joint venture between Shell Canada Energy (60 percent), Chevron Canada Limited (20 percent) and Marathon Oil Canada Corporation (20 percent).

•	AOSP includes the Shell Albian Sands mining and extraction operations (Muskeg River and Jackpine mines) north of Fort McMurray, Alberta and the Scotford upgrader and Quest CCS project northeast of Edmonton, Alberta. Production capacity of both the mine and the upgrader is 255,000 barrels per day.

•	The 100 percent Shell-affiliate owned Scotford refinery and chemicals plants, adjacent to the Scotford upgrader and Quest CCS project, are not included in the divestment.

•	The Peace River Complex includes facilities at Peace River, Carmon Creek and Cliffdale. 2016 full year production from these assets was approximately 14,800 barrels per day.

•	Undeveloped oil sands mining leases include the area designated as Jackpine Mine Expansion 88, 89, 90, 30, 36, 632, 15, 631 north of AOSP, Pierre River Mine 9, 14, 17, 352 north of Canadian Natural’s Horizon project and exploration mining leases 839, 512, 913, 914 east of the Teck Resources Frontier Mine project.

•	The transactions also include the Grosmont leases approximately 140 km west of Fort McMurray.

ENQUIRIES:

Linda Szymanski, Company Secretary

Investor Relations

International: +31 (0) 70 377 4540

North America: +1 832 337 2034

Media

Shell Canada Media Relations: 1-877-850-5023 or media-desk@shell.com

Shell International Media Relations: +44 (0) 207 934 5550

Shell US Media Relations: +1 713 241 4544

Cautionary note

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to companies over which Royal Dutch Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations” respectively. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.

This announcement contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. There can be no assurance that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this announcement. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s 20-F for the year ended December 31, 2016 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, March 9, 2017. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

We may have used certain terms, such as resources, in this announcement that United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov

This announcement contains inside information for Royal Dutch Shell plc.

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Additional regulated information required to be disclosed under the laws of a Member State; Inside information

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By:	/s/ Linda M. Szymanski
Name: Linda M. Szymanski
Title: Company Secretary

Date: March 9, 2017